Filed by Trident Acquisitions Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Trident Acquisitions Corp.

Commission File No. 001-38508

InvestorBrandNetwork (IBN) Announces Latest Episode of The Bell2Bell Podcast featuring Tony DiMatteo, CEO and Co-Founder of Lottery.com

LOS ANGELES, April 8, 2021 (GLOBE NEWSWIRE) (via InvestorWire) InvestorBrandNetwork (“IBN”), a multifaceted communications organization engaged in connecting public companies to the investment community, is pleased to announce the release of the latest episode of The Bell2Bell Podcast as part of its sustained effort to provide specialized content distribution via widespread syndication channels.

The Bell2Bell Podcast delivers informative updates and exclusive interviews with executives operating in fast-moving industries. Bell2Bell’s latest podcast features Tony DiMatteo, CEO and co-founder of Lottery.com, a next generation platform where consumers can play the lottery online. Lottery.com recently entered into a definitive agreement to become a publicly listed company through a business combination with special purpose acquisition company, Trident Acquisitions Corp. (NASDAQ: TDAC).

In the briefing, DiMatteo said the company was founded on the belief that lottery players should be able to purchase and manage their tickets online and explained its business model.

“Domestically, it’s very simple. We charge a service fee or a convenience fee. Think of us like a DoorDash or Uber Eats. We don’t cook the meal. We just go get it and bring it to you,” he said. “It’s called the courier model. It looks and feels on our app like the customer is buying a lottery ticket from us, but what you’re actually doing is asking us to buy a ticket on your behalf and then manage the interest in that ticket. We check the numbers for you, we redeem your winnings, we cash you out and we handle all of that in a purely digital experience. We have dedicated facilities that do this in states we operate in. There’s no way a ticket can get lost or misplaced. We have multiple safeguards to ensure that whatever numbers you ordered [are included on] the ticket that was actually printed out. We hold that ticket for you and redeem it.”

Lottery.com currently operates in 12 U.S. states, and DiMatteo points out that the online market for ticket purchases is poised for rapid growth.

“It’s about an $80 billion market domestically, and right now less than one percent of all lottery sales in the U.S. are done online. So, there’s a huge expansion opportunity there,” he said. “As we look at the international market, it’s around $400 billion total lottery sales globally. We intend to expand internationally pretty aggressively either through directly entering those markets or through partnerships or M&A activity.”

To hear the full podcast and subscribe to future episodes, visit: https://podcast.bell2bell.com.

DiMatteo also discussed upcoming plans for Lottery.com to become a publicly traded company.

‘We’re in the process of actually going public through a SPAC, with Trident Acquisitions Corp. The ticker symbol is “TDAC” on the Nasdaq. We’re very excited. Once we close the transaction, the symbol will switch from ”TDAC” to ”LTRY”, and we expect that to happen around May of this year,” DiMatteo said. “I’ve always thought we are destined to be a public company. We have a dominant brand in our space, and it’s only natural that we enter the public markets.”

Join InvestorBrandNetwork’s Stuart Smith and Tony DiMatteo, CEO and co-founder and of Lottery.com, to hear more about investment in the company from another player in the online gaming space, competitors to Lottery.com and the company’s plans to operate its own blockchain-based games.

To hear the entire podcast and subscribe to future episodes, visit: https://podcast.bell2bell.com.

The latest installment of The Bell2Bell Podcast continues to reinforce InvestorBrandNetwork’s commitment to the expansion of its robust network of brands, client partners, followers and the growing IBN Podcast Series. For more than 15 years, IBN has leveraged this commitment to provide unparalleled distribution and corporate messaging solutions to 500+ public and private companies.

To learn more about IBN’s achievements and milestones via a visual timeline, visit: https://IBN.fm/TimeLine

About InvestorBrandNetwork

The InvestorBrandNetwork (“IBN”) consists of financial brands introduced to the investment public over the course of 15+ years. With IBN, we have amassed a collective audience of millions of social media followers. These distinctive investor brands aim to fulfill the unique needs of a growing base of client-partners. IBN will continue to expand our branded network of highly influential properties, leveraging the knowledge and energy of specialized teams of experts to serve our increasingly diversified list of clients.

Through NetworkNewsWire (“NNW”) and its affiliate brands, IBN provides: (1) access to a network of wire solutions via InvestorWire to reach all target markets, industries and demographics in the most effective manner possible; (2) article and editorial syndication to 5,000+ news outlets; (3) enhanced press release solutions to ensure maximum impact; (4) full-scale distribution to a growing social media audience; (5) a full array of corporate communications solutions; and (6) a total news coverage solution.

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Please see full terms of use and disclaimers on the InvestorBrandNetwork website applicable to all content provided by IBN, wherever published or re-published: https://IBN.fm/Disclaimer

Forward Looking Statements

The information in this press release includes “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included in this presentation, regarding the proposed business combination between Trident and Lottery.com, Trident and Lottery.com’s ability to consummate the transactions, the benefits of the transactions, Lottery.com’s estimated growth, operational and state expansion, and the combined company’s future financial performance, as well as the combined company’s strategy, future operations, estimated financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used in this press release, the words “could,” “should,” “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” the negative of such terms and other similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, Lottery.com disclaims any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date of this press release. Lottery.com cautions you that these forward-looking statements are subject to numerous risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of either Trident or Lottery.com. In addition, Lottery.com cautions you that the forward-looking statements contained in this press release are subject to the following factors: (i) the occurrence of any event, change or other circumstances that could delay the business combination or give rise to the termination of the agreements related thereto; (ii) the outcome of any legal proceedings that may be instituted against Trident or Lottery.com following announcement of the proposed business combination; (iii) the inability to complete the business combination due to the failure to obtain approval of the stockholders of Trident, or other conditions to closing in the business combination agreement; (iv) the risk that the proposed business combination disrupts Lottery.com’s current plans and operations as a result of the announcement of the transactions; (v) Lottery.com’s ability to realize the anticipated benefits of the business combination, which may be affected by, among other things, competition and the ability of Lottery.com to grow and manage growth profitably following the business combination; (vi) costs related to the business combination; (vii) risks related to the rollout of Lottery.com’s business and the timing of expected business milestones; (viii) Lottery.com’s dependence on obtaining and maintaining lottery retail licenses or consummating partnership agreements in various markets; (ix) Lottery.com’s ability to maintain effective internal controls over financial reporting, including the remediation of identified material weaknesses in internal control over financial reporting relating to segregation of duties with respect to, and access controls to, its financial record keeping system, and Lottery.com’s accounting staffing levels; (x) the effects of competition on Lottery.com’s future business; (xi) risks related to Lottery.com’s dependence on its intellectual property and the risk that Lottery.com’s technology could have undetected defects or errors; (xii) changes in applicable laws or regulations; (xiii) the COVID-19 pandemic and its effect on Lottery.com and the economy generally; (xiv) risks related to disruption of management time from ongoing business operations due to the proposed business combination; (xv) risks relating to privacy and data protection laws, privacy or data breaches, or the loss of data; and (xvi) the possibility that Lottery.com may be adversely affected by other economic, business, and/or competitive factors. Should one or more of the risks or uncertainties described in this press release materialize or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact the operations and projections discussed herein can be found in the reports that Trident has filed and will file from time to time with the SEC, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2020. Trident’s SEC filings are available publicly on the SEC’s website at www.sec.gov.

Participants in the Solicitation

Trident and its directors and officers may be deemed participants in the solicitation of proxies of Trident's shareholders in connection with the proposed business combination. Lottery.com and its officers and directors may also be deemed participants in such solicitation. Security holders may obtain more detailed information regarding the names, affiliations and interests of certain of Trident's executive officers and directors in the solicitation by reading Trident's Annual Report on Form 10-K for the fiscal year ended December 31, 2020, and the Proxy Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Information concerning the interests of Trident's participants in the solicitation, which may, in some cases, be different than those of their stockholders generally, will be set forth in the proxy statement relating to the business combination when it becomes available.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or constitute a solicitation of any vote or approval.

Corporate Communications

InvestorBrandNetwork (IBN)
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www.InvestorBrandNetwork.com
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Editor@InvestorBrandNetwork.com